

16013907

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 44710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Integris Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2720 Council Tree Ave., Suite 224
(No. and Street)

Fort Collins	Colorado	80525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen van den Heever — 970-225-0425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202	Littleton	Colorado	80120-4544
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen van den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

MICHELLE PAUL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 19944004291
MY COMMISSION EXPIRES APRIL 28, 2018

Signature

Managing Member
Title

Michelle Paul
Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

Integris Securities LLC

Financial Statements and Report
of
Independent Registered Public Accounting Firm

December 31, 2015 and 2014

Table of Contents


Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm

The Board of Directors
Integris Securities LLC
Fort Collins, CO

We have audited the accompanying statements of financial condition of Integris Securities LLC, (a Colorado corporation), as of December 31, 2015 and 2014, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of Integris Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Integris Securities LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris Securities LLC's financial statements. The supplemental

information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion,the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co

Littleton, Colorado
February 22, 2016

Integris Securities LLC
Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Cash and cash equivalents	$ 30,666	$ 40,302
Certificate of deposit	10,185	10,178
Prepaid expenses	2,475	2,475
Total Current Assets	$ 43,326	$ 52,955
Liabilities and Stockholders' Equity		
Accounts payable	$ 7,488	$ 7,335
Due to Integris Holdings, LLC	2,918	2,881
Total Current Liabilities	10,406	10,216
Member's Equity		
Member's equity	32,920	42,739
Total Liabilities and Member's Equity	$ 43,326	$ 52,955

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Income and Member's Equity
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Commissons	$ 155,000	$2,934,000
Interest	7	10
Total Revenues	155,007	2,934,010
Expenses		
Administrative expenses	66,226	606,147
Total Expenses	66,226	606,147
Net Income	88,781	2,327,863
Beginning Member's Equity	42,739	59,026
Capital contributions	26,400	-
Capital distributions	(125,000)	(2,344,150)
Member's Equity	$ 32,920	$ 42,739

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Transaction fees received	$ 155,000	$2,934,000
Cash paid for service fees and other expenses	(66,036)	(598,812)
Net Cash From Operating Activities	88,964	2,335,188
Cash Flows from Financing Activities		
Proceeds from the contribution of capital	26,400	-
Distributions paid	(125,000)	(2,344,150)
Net Cash From Financing Activities	(98,600)	(2,344,150)
Net Change in Cash	(9,636)	(8,962)
Cash at Beginning of the Year	40,302	49,264
Cash at End of the Year	$ 30,666	$ 40,302
Reconciliation of Net Income to Net Cash From Operating Activities		
Net income (loss)	$ 88,781	$2,327,863
Interest gained on certificates of deposit	(7)	(10)
Changes in liabilities:		
Increase (decrease) in:		
Accounts payable	153	7,335
Related party payables	37	-
Net Cash From Operating Activities	$ 88,964	$2,335,188
Supplemental Information:		
Cash paid for Interest	$ -	$ -

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2015 and 2014

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Basis of presentation
The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that it has no uncertain tax positions as of December 31, 2015 and 2014. Tax years that remain subject to examination are years 2012 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts

1. Organization and Significant Accounting Policies (continued)

reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 22, 2016, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2015 and 2014, the Company had net capital of $30,432 and $40,239, respectively.

3. Investments

Investments are carried at fair value based on quoted prices in active markets (all level 1) and consist of the following at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit	$10,185	$10,185	$10,178	$10,178

4. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2015 and 2014, there was $2,918 and $2,881 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to Integris Holdings, LLC. In 2015 and 2014, the Company paid $35,020 and $34,571, respectively.

4. Related Party Transactions (continued)

Additionally, the Company pays distributions to Integris Holdings, LLC. In 2015 and 2014, the Company paid $125,000 and $2,344,150 respectively.

5. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the years ended December 31, 2015 and 2014:

	2015		2014
Customer A	100%	Customer B	92%

Integris Securities LLC

Supplementary Information

Integris Securities LLC
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2015 and 2014

	2015	2014
Net Capital		
Total member's equity	$ 32,920	$ 42,739
Deductions		
Disallowed prepaid expenses	(2,475)	(2,475)
Haircuts	(13)	(25)
Total Deductions	(2,488)	(2,500)
Total Net Capital	$ 30,432	$ 40,239
Aggregate Indebtedness		
Payables and accruals	10,406	10,216
Total Aggregate Indebtedness	$ 10,406	$ 10,216
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 694	$ 681
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 25,432	$ 35,239
Ratio of aggregate indebtedness to net capital	0.34	0.25

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2015	2014
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 30,432	$ 40,239
Rounding	-	-
Net capital per above	$ 30,432	$ 40,239



Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm
Exemption Report Review

The Board of Directors
Integris Securities LLC
Fort Collins, CO

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Integris Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integris Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Integris Securities LLC stated that Integris Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Integris Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Secutities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co

Littleton, CO 80120
February 22, 2016

EXEMPTION REPORT

Integris Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

Integris Securities, LLC

I, Stephen van den Heever, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

February 16, 2016